ATLAS PIPELINE PARTNERS, L.P.

1550 Coraopolis Heights Road

Moon Township, PA 15108

August 17, 2010

H. Christopher Owings

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3010

Re:	Atlas Pipeline Partners, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 5, 2010

Current Report on Form 8-K

Filed January 8, 2010

File No. 001-14998

Dear Mr. Owings:

On behalf of Atlas Pipeline Partners, L.P. (the “Company”), this letter responds to the staff’s letter of comment, dated August 4, 2010, with respect to the above-referenced filings. For your convenience, we first restate your comments in italics and then provide the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Selected Financial Data, page 42

1.	We note the proposed disclosures and the responses to comment two and three from our letter dated July 8, 2010. In this regard, we note you include the line item “Unrecognized economic impact of Chaney Dell and Midkiff/Benedum acquisition” as part of your EBITDA reconciliation in 2007. Since the adjustment is not included in the definition of EBITDA as set forth in Item 10(e) of Regulation S-K, please remove it from your EBITDA reconciliation or refrain from labeling the non-GAAP measure as EBITDA in future filings.

In future filings, the Company will include the line item “Unrecognized economic impact of Chaney Dell and Midkiff/Benedum acquisition” as part of its Adjusted EBITDA reconciliation and not as part of its EBITDA reconciliation.

Note 3 – Investment in Joint Venture, page 95

2.	We note your response to comment four from our letter dated July 8, 2010. Please provide us your calculation of the gain on asset sale and the revaluation of the retained investment. We note your Form 8-K dated June 1, 2009. We may have further comment.

The Company is providing the following calculation of the gain on sale of its Appalachia assets and the revaluation of its retained investment in Laurel Mountain Midstream, LLC (“Laurel Mountain”), a joint venture with The Williams Companies, Inc. (“Williams”) in which the Company owns 49%. The revaluation of the investment in Laurel Mountain was done in accordance with Accounting Standards Codification 810-10-65-1, “Non-Controlling Interests in Consolidated Financial Statements” (formerly Statement of Financial Accounting Standards No. 160). With the exception of the preferential right to the note receivable, which is specifically adjusted for in the calculation below, the value of the 49% interest retained was determined based upon the amount contributed to Laurel Mountain for the 51% interest by Williams, an independent third party.

Net sale proceeds from Appalachia Assets	$87,795,000

Addback: adjustment to give Laurel Mountain credit for the cash flow from effective date (April 1) through the closing date (May 31)	2,205,000

Equals: Agreed upon purchase price for the assets	90,000,000

Preferential right to note receivable from Williams	25,500,000

Value Company received for assets contributed	115,500,000

Value contributed by Williams to purchase assets for joint venture	10,000,000

Equals: Contributed value of Williams for 51% ownership interest	125,500,000

Divided by Williams’ 51% ownership interest	51.0%

Fair value of assets within joint venture at date of formation	246,078,431

Less: Note receivable specifically allocated to the Company	(25,500,000)

Equals: Fair value of remaining joint venture assets	220,578,431

Multiply by Company’s ownership of remaining joint venture assets	49.0%

Fair value of the Company’s investment in remaining joint venture assets	108,083,431

Plus: Preferential right to note receivable from Williams	25,500,000

Less: adjustment to give Laurel Mountain credit for the cash flow from effective date (April 1) through the closing date (May 31)	(2,205,000)

Equals: Fair Value of the Company’s investment in joint venture	131,378,431

Net sale proceeds from Appalachia	87,795,000

Net value received from sale of ownership interest in Appalachia	219,173,431

Less: Cost basis of Appalachia assets at date of sale	108,497,059

Total Gain on Sale of Appalachia assets	110,676,372

Less: Transaction fees	1,878,247

Net Gain on Sale of Appalachia assets	$108,798,125

Allocation of Gain on Sale:
Gain on Sale of assets (51% less transaction fees)	$54,566,703
Gain from revaluing retained portion of joint venture (49%)	54,231,422

Net Gain on Sale of Appalachia assets	$108,798,125

ATLAS PIPELINE PARTNERS, L.P.
By:	Atlas Pipeline Partners GP, LLC

By:	/s/ Robert W. Karlovich, III
Name:	Robert W. Karlovich, III
Title:	Chief Accounting Officer